UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TravelCenters of America Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

89421B109

(CUSIP Number)

October 8, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:

Taylor H. Wilson, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

CUSIP No.89421B109

1.	Names of Reporting Persons. SCW Capital Management, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 698,718
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 698,718

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 698,718
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.9%
12.	Type of Reporting Person (See Instructions) PN, IA

CUSIP No.89421B109

1.	Names of Reporting Persons. SCW Capital, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 333,971
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 333,971

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 333,971
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.3%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No.89421B109

1.	Names of Reporting Persons. SCW Capital QP, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 364,747
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 364,747

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 364,747
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.5%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No.89421B109

1.	Names of Reporting Persons. Trinity Investment Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 698,718
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 698,718

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 698,718
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.9%
12.	Type of Reporting Person (See Instructions) OO, HC

CUSIP No.89421B109

1.	Names of Reporting Persons. Robert Cathey
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 7,800 (1)
	6.	Shared Voting Power
	7.	Sole Dispositive Power 7,800 (1)
	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,800 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) Less than 0.1%
12.	Type of Reporting Person (See Instructions) IN

(1)	These shares of Common Stock are held in the Robert N. Cathey IRA Contributory.

Item 1.

(a)	Name of Issuer

TravelCenters of America Inc.

(b)	Address of Issuer’s Principal Executive Offices

24601 Center Ridge Road

Westlake, OH 44145-5639

Item 2.

(a)	Name of Person Filing

This statement is being jointly filed by and on behalf of each of SCW Capital Management, LP, SCW Capital, LP, SCW Capital QP, LP, Trinity Investment Group, LLC and Robert Cathey. SCW Capital, LP and SCW Capital QP, LP (together, the “Funds”) and Mr. Cathey are the record and direct beneficial owners of the securities covered by this statement. SCW Capital Management, LP serves as investment manager to, and may be deemed to beneficially own securities owned by, each of the Funds. Trinity Investment Group, LLC serves as general partner to, and may be deemed to beneficially own securities owned by, each of the Funds and SCW Capital Management, LP. Neither SCW Capital Management, LP nor Trinity Investment Group, LLC owns any shares of Common Stock of TravelCenters of America Inc., $0.001 par value per share (“Common Stock”), directly and disclaims beneficial ownership of any shares of Common Stock owned by the SCW Funds or Mr. Cathey.

Mr. Cathey owns the shares of Common Stock reported in this statement to be owned by Mr. Cathey through the Robert N. Cathey IRA Contributory and has the power to vote and to direct the vote (and the power to dispose or direct the disposition of) such shares of Common Stock. Though Mr. Cathey is a co-managing member of Trinity Investment Group, LLC as well as a Principal of SCW Capital Management, LP, Mr. Cathey disclaims beneficial ownership of any shares of Common Stock owned by the SCW Funds, SCW Capital Management, LP or Trinity Investment Group, LLC.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any of the securities covered by this statement.

Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of each of the reporting persons is 3131 Turtle Creek Blvd., Suite 850, Dallas, Texas 75219, USA.

(c)	Citizenship

See Item 4 on the cover page(s) hereto.

(d)	Title of Class of Securities

Common Stock, $0.001 par value per share

(e)	CUSIP Number

89421B109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	A broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	A bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:                     .

Item 4.	Ownership.

(a)	Amount beneficially owned: See Item 9 on the cover page(s) hereto.

(b)	Percent of class: See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 13, 2020	SCW Capital Management, LP

	By:	Trinity Investment Group, LLC,
its general partner

	By:	/s/ Robert Cathey
	Name:	Robert Cathey
	Title:	Co-Managing Member

SCW Capital, LP

	By:	Trinity Investment Group, LLC,
its general partner

	By:	/s/ Robert Cathey
	Name:	Robert Cathey
	Title:	Co-Managing Member

SCW Capital QP, LP

	By:	Trinity Investment Group, LLC,
its general partner

	By:	/s/ Robert Cathey
	Name:	Robert Cathey
	Title:	Co-Managing Member

Trinity Investment Group, LLC

	By:	/s/ Robert Cathey
	Name:	Robert Cathey
	Title:	Co-Managing Member

ROBERT CATHEY

/s/ Robert Cathey

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13G filed on September 30, 2020, by the reporting persons with the Securities and Exchange Commission).